SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM REMAINS A COMPONENT OF THE SUSTAINABILITY INDEX FOR THE EIGHTH STRAIGHT YEAR

São Paulo, November 30, 2012 - Braskem (BM&FBovespa: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest thermoplastic resin producer in the Americas and the world’s largest biopolymer producer, was selected for the eighth year in a row to be included in the Corporate Sustainability Index (ISE) of the BM&FBovespa.

Remaining a component of the index reflects the Company’s commitment to best practices in corporate governance, social responsibility and sustainable development. Issues related to health, safety and the environment represent key corporate values at Braskem and are fully integrated into the management of its operations.

The index’s new portfolio is formed by 51 stocks of 37 companies that represent 16 industries and total market capitalization of R$1.07 trillion, which corresponds to 44.81% of the total market capitalization of companies with stock traded on the exchange. The index composition will be in effect for the period from January 7, 2013 to January 3, 2014.

The team remains available to provide any further clarifications by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

Marcela Aparecida Drehmer Andrade

Investor Relations Officer

Braskem S.A.

Braskem is the largest producer of thermoplastic resins in the Americas. With 36 industrial plants in Brazil, the United States and Germany, Braskem has annual production capacity of over 16 million tons of thermoplastic resins and other petrochemical products.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.